Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE – NYSE)

HARVEST ENERGY TRUST EXPANDS CORE CAPABILITIES WITH
ACQUISITION OF CRUDE OIL REFINERY AND MARKETING BUSINESS

Acquisition Strengthens Organization Through Significant Cash Flow Accretion as well as Extending Economic Life of the Asset Base

Calgary, August 23, 2006 (TSX: HTE.UN, NYSE: HTE) – Harvest Energy Trust ("Harvest") is pleased to announce it has entered into an agreement to acquire North Atlantic Refining Limited ("North Atlantic") and related businesses from Vitol Refining Group B.V. ("Vitol") for approximately CDN$1.6 billion, plus certain working capital and other adjustments. In conjunction with this transaction, Harvest has expanded its credit facilities to CDN$2.2 billion, including bridge financing, to initially fund the purchase. Closing of the transaction is anticipated by mid–October, subject to regulatory and other approvals.

The principal asset of North Atlantic is a medium gravity, sour–crude hydrocracking refinery located in Come by Chance, Newfoundland with current crude capacity of 115,000 barrels ("bbl") per stream day ("BPSD"). The refinery’s gasoline, ultra low sulphur diesel and jet fuel meet the most stringent specifications and the majority of products are sold into premium markets in the United States. In addition to an experienced workforce, the acquisition also includes a marketing division in Newfoundland with 69 gas stations, a home heating business that services 20,000 residential and commercial customers, the supply of refined products to commercial and wholesale customers and the bunkering of refined petroleum products. In the first half of 2006, North Atlantic and the related businesses reported operating cash flow of CDN$214 million.

The refinery feedstock is predominately medium gravity, sour crude oil. With the correlation of sour crack spreads and medium/heavy oil differentials, the acquisition will enable Harvest to financially integrate its existing portfolio of oil and natural gas assets and extend the value chain, creating a more fully integrated operation.

"This is another defining transaction for Harvest that provides significant cash flow accretion and long term sustainability benefits for Harvest unitholders," said John Zahary, Harvest’s President and CEO. "It is consistent with our core business strategy of targeting and acquiring value creating assets and extracting greater value from our operations to benefit our stakeholders. This transaction is expected to result in a lower payout ratio, and an expansion of our value chain to include refining margins. This should reduce cash flow volatility through various business cycles. We are very excited about the opportunities this acquisition presents for Harvest unitholders."

"For the past 12 years North Atlantic has enjoyed steady growth in the oil industry, with current clean fuel exports exceeding CDN$2 billion annually, making us one of the top operating refineries in the country," said Gunther Baumgartner, President and Refinery Manager, North Atlantic. "We look forward to working with Harvest Energy Trust to continue building on the success we've already achieved at North Atlantic."

Benefits to Harvest Unitholders
This transaction positions Harvest as the only integrated Canadian energy royalty trust and offers the following significant benefits for stakeholders:

  Vertical Integration and Extending the Value Chain – Harvest’s upstream expertise is complemented by North Atlantic’s downstream capabilities resulting in a diversification of the business and asset base;

  Improved Cash Flow Characteristics – Provides improved future cash flow stability and is accretive to projected 2007 cash flow per unit by 26% with the existing financing structure. After anticipated refinancing and reduced debt levels, we expect the transaction will be accretive to projected 2007 cash flow per unit by approximately 10%;

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  Lower Payout Ratio – 2007 payout ratio is expected to be reduced to between 50% and 60% based on current distribution levels and current expected commodity prices;

  Long Life Asset – Increases our economic life index to approximately 16 years as the refinery’s remaining useful life exceeds 30 years and may be extended indefinitely through our anticipated repair and maintenance program;

  Strong Growth Potential – Several value enhancing capital projects have been identified to improve operations, increase throughput and increase the yield of higher valued products, thereby further enhancing Harvest’s long term sustainability;

  Attractive Acquisition Metrics – The purchase price represents a transaction multiple of approximately 3.7 times the trailing twelve months operating cash flow, and an acquisition cost of $13,900 per BPSD;

  Natural Hedge to Medium/Heavy Crude Oil Differentials – When medium/heavy oil differentials widen, the cost of medium/heavy sour feedstock is reduced and Harvest can earn higher margins on refined products, thus offsetting lower price realizations on our western Canadian oil production;

  Differentiation – As an integrated energy trust in Canada, Harvest offers unitholders a unique, diversified and sustainable business model with strong cash flow characteristics from both our oil and natural gas operations as well as the North Atlantic refinery business unit;

  Critical Mass – With an enterprise value of approximately CDN$6.3 billion, Harvest will be one of the largest Canadian energy trusts and stands to benefit from a lower cost of capital, increased liquidity, greater index weightings and the opportunity to attract new investors.

Asset Highlights
The North Atlantic refinery is a medium gravity, sour crude hydrocracking refinery that is configured to produce high quality gasoline and diesel fuel and requires relatively low annual maintenance capital;

  Capable of processing a wide range of crude oils, including medium–sour feedstock containing up to 3.5% sulphur and API gravity between 20° and 40°;

  Over the past twelve years, almost CDN$600 million has been invested to expand and upgrade the refinery to ensure that all fuels produced meet the most stringent standards required within North America (including California), Europe and Asia;

  Refinery design is conducive to processing many of the world’s most readily available crudes, including crude from the Middle East, Russia and Latin America;

  Strategically located on the main shipping routes from western Europe to the northeastern United States, as well as being in close proximity to the major importing markets for refined petroleum products, including the New England and New York areas. As such, North Atlantic enjoys significant transportation cost advantages relative to similar Gulf Coast refineries;

  Refined products are primarily sold into premium markets on the east coast of the United States but can also be transported to other higher value markets such as California or Europe;

  Up to ninety percent of production is exported, primarily to the U.S., where pursuant to the North American Free Trade Agreement ("NAFTA"), products are delivered without import duties;

  North Atlantic’s deep water ice–free dock is among the largest in North America capable of accepting Very Large Crude Carriers thereby providing significant cost advantages over east coast and Gulf Coast refineries, whose ports accommodate only smaller vessels;

  Financial performance of the refinery is not dependent on the availability of crude from a particular source;

  Refinery will continue to operate as a standalone business with a stable and committed workforce that has many years of refining experience;

  Commitment to continuous improvements to health, safety and environment programs, with improvements across key measures such as utilization rate and fuel and electricity usage reductions;

  North Atlantic was recently named one of the Top 10 companies to work for in Canada by the Financial Post.

Other business segments include the marketing division which sells petroleum products in Newfoundland and includes 69 gas stations, a home heating business, the supply of refined products to commercial and wholesale customers, and the bunkering of refined petroleum products. Also included is a marine logistics business that supports the Refinery's marine logistics needs and supports the requirements of incoming vessels.

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Refining Industry Highlights
The acquisition enables Harvest unitholders to gain exposure to the strong macroeconomic outlook for the refining industry. Strong global growth in demand for transportation fuels has exacerbated the shortage of refining capacity, which has seen little investment over the past few years. This underinvestment in refining capacity has contributed to a supply shortfall, resulting in unprecedented robust refining margins, a situation that is anticipated to continue at least over the medium–term.

As refining margins have increased, plans to increase capacity through construction of new refineries has followed. However, most new projects are planned for regions outside of North America and Europe because of stringent environmental legislation as well as local resident concerns on those continents. Adding new capacity is also challenged by location issues, high costs and long construction lead times. Further, it is unlikely that capital would be allocated for expansion when many existing refineries need to be upgraded to meet current and announced environmental specifications. As a result of the tight capacity and demand fundamentals, the refining market is expected to remain robust.

Over the longer–term, refining margins and crude oil prices are typically correlated as both are led by demand for petroleum products. Recently, worldwide macroeconomic fundamentals have caused oil price expectations to be revised significantly upward. These forward prices are consistent with a view that demand growth for oil products will continue to be strong in the coming years and refinery capacity constrained.

Crude Oil Supply and Product Offtake Agreement
Harvest has negotiated an agreement with a division of Vitol whereby they will continue to supply the crude oil feedstock for the North Atlantic refinery and will provide for the marketing of its refined products outside Newfoundland. Vitol is one of the world's largest physical traders and marketers of crude oil and petroleum products. The supply and marketing arrangement provides a reliable and economic source of crude oil feedstocks, and ensures the competitive marketing of the refined products. Harvest will work with Vitol to ensure supply is acquired from the most economic crude sources available in the world market and that refined products continue to be sold in premium markets.

Financing
The acquisition of North Atlantic will be initially financed through an underwritten credit facility led by CIBC World Markets and TD Securities. Subsequently, our bank debt will be reduced through a combination of equity capital, long–term debt and internally generated cash flow.

CIBC World Markets acted as a financial advisor to Harvest with respect to this acquisition. Vitol was advised by Deutsche Bank Securities Inc.

2007 Guidance
Based on current commodity price expectations, Harvest anticipates that our 2007 cash flow per unit would be between $7.50 and $8.50, resulting in a payout ratio between 60% and 50% based on current distribution levels. Maintenance capital for the refinery is estimated to be approximately $40 million.

For Harvest's western Canadian oil and natural gas operations in 2007, production is forecast to average approximately 65,000 – 67,000 boe/d, capital expenditures are expected to be approximately $300 million, and operating expenses are anticipated to be approximately $10.00/boe. General and administrative expenses are expected to be approximately $1.35/boe, while distribution taxability for 2007 is anticipated to be 100%.

Conference Call
The management of Harvest will host a conference call and webcast to discuss the proposed transaction on August 23, 2006 beginning at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time, 12:30.p.m. in Newfoundland). Callers may dial 1–877–888–3490 (international callers or Toronto local dial 416–695–5259) a few minutes prior to the start of the call and request the Harvest conference call. The call will also be available for replay by dialing 1–888–509–0081 (international callers or Toronto local dial 416–695–5275) and entering passcode 629821.

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Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is one of Canada's largest energy royalty trusts. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest offers unitholders a sustainable trust with a combined economic life index of approximately 16 years, and current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ( "TSX" ) under the symbol "HTE.UN" and on the New York Stock Exchange ( "NYSE" ) under the symbol "HTE" .

ADVISORY
Certain information in this press release, including management's assessment of future plans and operations, contains forward–looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators. The acquisition of a refining business adds the following risks and uncertainties, including but not limited to: the volatility between the prices for crude oil purchased and products sold (the "crack spread" ), refinery operating risks such as spills and discharges of petroleum or hazardous substances, competition from other refiners and petroleum product marketers, crude oil supply interruptions, loss of key personnel and labour disruptions.

Forward–looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward–looking statements. Forward–looking statements often contain terms such as "may" , "will" , "should" , "anticipate" , "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward–looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward–looking statements should circumstances or management's estimates or opinions change. Forward–looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO
Cindy Gray Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265–1178
Toll Free: (866) 666–1178
Fax: (403) 265–3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca